Exhibit 99.1

NEWS
RELEASE

Suite 215-800 West Pender St
Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
f:	604 669 8577

w:	www.kimberresources.com

Measured & Indicated Resources Increased to
640,000 Ounces of Gold & 29.2 Million Ounces of Silver at Carmen
In addition 295,400 Ounces of Gold & 4.6 Million Ounces of Silver Inferred Resources

October 24, 2012

Vancouver, British Columbia - Kimber Resources Inc. (NYSE MKT:KBX, TSX:KBR) reports its updated mineral resource estimate for the Carmen deposit, part of its Monterde project, located in the Sierra Madre Gold-Silver Belt of northwestern Mexico. The 2012 updated mineral resource estimate at Carmen highlights a number of improvements, including:

  A 14% increase in contained gold and a 2% increase in contained silver in the combined Measured and Indicated categories;

  An 85% increase in contained gold and an 83% increase in contained silver ounces in the Measured category within the conceptual Open Pit defined in the April 2011 Preliminary
  Economic Assessment (the “Open Pit”);

  An 18% increase in contained gold in the Indicated category below the Open Pit, within the area that may conceptually be amenable to underground mining (the “Underground Area”).

“The updated mineral resource for the Carmen deposit at our Monterde Project demonstrates greater confidence and increases in contained gold and silver ounces, particularly in the Measured and Indicated component of the mineral resource,” said Gordon Cummings, President & CEO of Kimber Resources. “This improved resource estimate provides a strong basis for advancing the Monterde Project towards higher level economic studies and a production decision,” he said. “At the same time, our continued exploration success in 2012 demonstrates excellent potential for additional high grade gold and silver mineralization in parallel structures and at depth.”

Mineral Resource Estimate for Carmen Deposit - Open Pit and Underground Areas
(Open Pit cut-off at 0.3 g/t Au Eq.1, Underground Area cut-off at 2.0 g/t Au Eq.1)

Classification	Location	Tonnes	In situ	In Situ	Contained	Contained	Recoverable
		(000s)	Gold	Silver	In Situ	In Situ	AuEq[1]
			Grade	Grade	Gold	Silver
			(g/t)	(g/t)	(oz)	(oz)	(g/t)
Measured	Open Pit	6,460	0.64	73.7	133,000	15,310,000	1.37
Indicated	Open Pit	2,420	0.82	58.8	64,000	4,570,000	1.44
Measured & Indicated	Open Pit	8,880	0.69	69.7	197,000	19,880,000	1.39
Indicated	Underground Area	3,190	4.32	90.6	443,000	9,300,000	5.22
Total Measured & Indicated		12,070	1.65	75.2	640,000	29,180,000	2.39
Inferred	Open Pit	830	0.69	42.6	18,400	1,136,000	1.09
Inferred	Underground Area	2,020	4.26	54.0	277,000	3,510,000	4.71
Total Inferred		2,850	3.22	50.7	295,400	4,646,000	3.66

1 Note 1: Gold Equivalent or “AuEq” g/t is based on assumed metal prices of US$1420/oz gold and US$27/oz silver and estimated gold and silver recoveries for each block, using the following formula:

AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 27/1420)

Note 2: Columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (ozs)” and “Silver (ozs)” all relate to contained metal and are before metallurgical recoveries are applied.

Note 3: Open pit mineral resources are shown using a 0.3 g/t recoverable gold equivalent cut-off and underground area mineral resources are shown using a 2.0 g/t recoverable gold equivalent cut-off

The 2012 estimate better defines a gold-silver mineral resource within the conceptual Open Pit designed in the 2011 PEA, and high-grade gold-silver mineral resource within the Underground Area, subject to determination of economic parameters.

2012 Mineral Resource Estimate Highlights

Overall

  Conversion and upgrade of a significant proportion of the mineral resource to Measured and Indicated categories in both the Open Pit and Underground Areas.

  Total contained gold and silver in the Measured and Indicated category increased by 14% and 2%, respectively.

  The 2011 drill program had a structure intercept success rate of over 90%, supporting Kimber’s geological model and understanding of structural interpretation and continuity.

Open Pit

  Increased confidence within the Open Pit evidenced by increase in contained Measured gold and silver ounces, 85% and 83% respectively.

  Reduced waste within the area of the 2011 proposed Open Pit through conversion to mineral resources; may lead to a reduced strip ratio under future potential economic scenarios.

  Potential to further expand the Open Pit boundaries as a result of the discovery of additional parallel, mineralized structures in 2012.

  Excellent gold recovery averaging 94% in metallurgical tests.

Underground Area

  18% increase in contained gold in the Indicated category through 2011 drilling.

  Higher gold grades in the Underground Area at a 2.0 g/t cut-off; gold grades increased to 4.32 g/t gold and 4.26 g/t gold in Indicated and Inferred categories, respectively.

  Metallurgical studies show higher gold grades are generally associated with better recoveries.

  Excellent gold recovery averaging 96% in metallurgical tests.

  2011 drilling expanded the known mineralized area at depth and along strike within the Underground Area.

For this 2012 mineral resource update, the 2011 drill results were added to the data base and the mineral resource within the Carmen deposit was re-estimated. The drill hole data base was increased by 87 drill holes and 1 trench from the data base that was used in the 2011 PEA (Micon, 2011). In addition, a number of previous drill holes were deepened.

Metallurgical Recovery Highlights for Carmen Mineral Resource

Based on 364 individual metallurgical recovery characterization tests conducted across the entire Carmen deposit, trends have been identified that allowed recovery to be related to location within the deposit (along strike and to depth) and to grade, for each of silver and gold. Based on this extensive test work, average Open Pit gold recoveries were 94% while average silver recoveries were 55%. Test work for the Underground Area showed average gold recoveries of 96% while the average silver recoveries were 61% and 62.7% for the Indicated and Inferred resources, respectively.

Appendices

Appendix I attached hereto shows the summary of mineral resources for the Monterde Project including the Carmen, Veta Minitas and Carotare deposits. Appendix II and III show details for the Carmen deposit of mineral resource sensitivity showing tonnes, grade and contained gold and silver at various cut off grades within the 2011 PEA proposed Open Pit and in Underground Areas outside of the 2011 PEA proposed open pit, respectively.

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Monterde property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling. The completion of the Updated Preliminary Economic Assessment for Monterde in 2011 represented a significant step forward for Kimber and supported further evaluation and more advanced economic studies at the Monterde deposits, with this mineral resource estimate representing a component of those activities.

FOR FURTHER INFORMATION PLEASE CONTACT:

Renee Brickner, BSc (Hons) Geol.
Vice President, Investor Relations
or
Gordon Cummings, CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: www.kimberresources.com
Email: kimbernews@kimberresources.com

Forward Looking Statements
Statements in this release may be viewed as forward-looking statements, including statements regarding the anticipated completion of the Offering, and the further development, expected results and future economic assessments of the Monterde project. When used in this press release, the words "expect", "intend", "hopes", "should", "believe", "may", "will", "if", "anticipates", "potential for", "potentially", "suggests", “conceptual” and similar expressions are intended to identify forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, among others, uncertainty of mineral reserve and resource estimates, risks relating to fluctuations in the price of gold, the inherently hazardous nature of mining-related activities, potential effects on Kimber’s operations of environmental regulations in the countries in which it operates, risks due to legal proceedings, risks relating to political and economic instability in certain countries in which it operates, risks related to the use of inferred mineral resources in the preliminary assessment, and uncertainty of being able to raise capital on favourable terms or at all, as well as those risk factors discussed under the headings "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" in Kimber’s latest Annual Report on Form 20-F as filed on SEDAR and EDGAR. There are no assurances the Company can fulfill such forward-looking statements and the Company undertakes no obligation to update such statements, except as required by law. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.

Quality Assurance/Quality Control
The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed and approved by Mr. David Hembree,

Professional Registered Geologist, Vice President, Exploration of the Company. The exploration activities at the Monterde project site are carried out under the supervision of Mr. David Hembree, Registered Professional Geologist who is the designated Qualified Person under National Instrument 43-101 for the Monterde project and is responsible for quality control at Monterde and has verified the information being disclosed herein.

Mineral Resource Estimation Process
The mineral resource estimate for the Carmen Deposit at Monterde was prepared by Mr. Gary Giroux P.Eng. a senior associate of Micon International Limited and a Qualified Person (“QP”), and the results are effective at October 23, 2012. This mineral resource estimate was prepared using a three dimensional block model and ordinary kriging of 6 x 6 x 6 metre blocks, where for each block in the model, the percentage of block below surface topography and the percentage within the structures were recorded. The estimation of grades was constrained by models of the geological and mineralized zones created by Kimber geological staff now under the supervision of Mr. David Hembree, Registered Professional Geologist. Mr. Hembree is the Vice-President Exploration, and the QP for the Monterde project under National Instrument 43-101. Models of the geology and mineralization of gold and silver at Carmen were reviewed and validated by Mr. Garth Kirkham, P.Geo. The gold and silver metallurgical recovery models used to calculate gold and silver recoveries by block and gold equivalent grade by block were prepared by Kimber staff and consultants, and reviewed and approved by Richard Gowans, P.Eng., President of Micon International Limited. Interpolated results are reported in Measured, Indicated and Inferred categories in accordance with CIM standards for mineral resource estimates, and the classification was based on continuity of the mineralization and sample density.

The boundary between the mineral resources in the Open Pit and in the Underground Areas reported herein for the Carmen Deposit was based upon the conceptual Open Pit used in the April 2011 PEA. Material above the reported cut-off grade and within this pit shell in the current mineral resource estimate is reported as mineral resources within the Open Pit herein, while material outside of that conceptual Open Pit and above a higher cut-off grade is reported as mineral resources in the “Underground Areas”.

The mineral resource estimate for the Veta Minitas and Carotare deposits at Monterde was prepared by Mr. Gary Giroux P.Eng., a senior associate of Micon International Limited. The results for Veta Minitas are effective at November 30, 2009 and the results for the Carotare are effective at March 9, 2010. The Carotare mineral resource estimate was prepared using a three dimensional block model and ordinary kriging of 6 x 6 x 6 metre blocks while the inverse distance squared method was used for comparative purposes. The estimation of grades for Veta Minitas and Carotare were constrained by models of the geological and mineralized zones created by Kimber geological staff under the supervision of Mr. Petrus (Marius) Mare, P.Geo. Mr. Mare was the Vice-President Exploration at the time of the reports for Veta Minitas and Carotare, and the designated Qualified Person (“QP”) for the Monterde project under National Instrument 43-101. The wireframes of the high grade and low grade gold and silver mineralization were interpreted into various sub-domains to optimize the sample search orientation by Pierre Desautels P.Geo. of PEG Mining Consultants Inc. The gold and silver metallurgical recovery models used to calculate gold and silver recoveries by block and gold equivalent grade by block were prepared by Kimber staff and consultants, and reviewed and approved by Richard Gowans P.Eng., President of Micon International Limited. Interpolated results at Carotare are reported in indicated and inferred categories and were based on continuity of the mineralization and sample density. The Veta Minitas and Carotare mineral resources are shown using a 2.0 g/t recoverable gold equivalent cut-off.

Cautionary Note to Investors Concerning Estimates of Mineral Resources
Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred mineral resources will be converted to the measured and indicated categories through further drilling, or into mineral reserves, once economic considerations are applied.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Kimber Resources uses certain terms on its website, such as “measured,” “indicated,” and “inferred,” “mineral resources,” which the SEC guidelines strictly prohibit U.S. companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure under the heading “Cautionary Note to U.S. Investors Regarding Mineral Reserve and Resource Estimates” in our latest annual report on Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

APPENDIX I

Mineral Resource Estimate for Monterde: Carmen, Veta Minitas and Carotare Deposits
(Carmen Open Pit cut-off at 0.3 g/t Au Eq.1, Carmen Underground Area1,, Veta Minitas4 and Carotare4 cut-off at 2.0 g/t Au Eq.)

Classification	Location	Tonnes	In situ	In Situ	Contained	Contained In	Recoverable
		(000s)	Gold	Silver	In Situ Gold	Situ Silver	AuEq1
			Grade	Grade
			(g/t)	(g/t)	(oz)	(oz)	(g/t)
Measured	Open Pit Carmen	6,460	0.64	73.7	133,000	15,310,000	1.37
Indicated	Open Pit Carmen	2,420	0.82	58.8	64,000	4,570,000	1.44
Measured & Indicated	Open Pit Carmen	8,880	0.69	69.7	197,000	19,880,000	1.39
Indicated	Underground Area Carmen	3,190	4.32	90.6	443,000	9,300,000	5.22
Indicated	Veta Minitas	42	4.08	294.1	5,500	397,200	5.62
Indicated	Carotare	220	3.07	58.6	21,700	414,700	3.26
Total Measured & Indicated		12,332	1.68	75.7	667,200	29,991,900	2.42
Inferred	Open Pit	830	0.69	42.6	18,400	1,136,000	1.09
Inferred	Underground Area Carmen	2,020	4.26	54.0	277,000	3,510,000	4.71
Inferred	Veta Minitas	761	4.39	186.4	107,400	6,153,000	5.29
Inferred	Carotare	210	2.91	45.7	19,600	308,300	2.99
Total Inferred		3,821	3.44	77.4	422,400	11,107,300	3.94

1Note 1: Gold Equivalent or “AuEq” g/t is based on assumed metal prices of US$1420/oz gold and US$27/oz silver and estimated gold and silver recoveries for each block, using the following formula:

AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 27/1420)

Note 2: Columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (ozs)” and “Silver (ozs)” all relate to contained metal and arebefore metallurgical recoveries are applied.

Note 3: Carmen Open Pit mineral resources are shown using a 0.3 g/t recoverable gold equivalent cut-off and Carmen underground area mineral resources are shown using a 2.0 g/t recoverable gold equivalent cut-off.

4 Note 4: The Veta Minitas and Carotare mineral resources are shown using a 2.0 g/t recoverable gold equivalent cut-off.
Veta Minitas’ Gold Equivalent or “AuEq” is based on assumed metal prices of US$750/oz gold and US$12/oz silver and estimated gold and silver recoveries for each block, using the following formula:

AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 12/750)

Carotare’s Gold Equivalent or “AuEq” is based on assumed metal prices of US$750/oz gold and US$12/oz silver and estimated gold and silver recoveries for each block, using the following formula:

AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 12/750)

Further details regarding the preparation of the mineral resources shown in this press release are detailed above in the “Mineral Resource Estimation Process” section.

APPENDIX II

Mineral Resource Sensitivity – Open Pit Area

A set of tables are provided below to show the grades and tonnages within the April 2011 conceptual Open Pit, using complete blocks (i.e. High Grade + Low Grade + Waste). These tables would reflect the block grades available for a large scale open pit operation. In other words, the grades available if one could not mine to the limits of the high grade solid. The Open Pit updated mineral resource estimates at various cut-off grades are shown below:

Updated Open Pit Measured Mineral Resource for the Carmen Deposit at Various Cut-off Grades
(within the April 2011 Conceptual Open Pit)

Cut-off Grade (Recoverable AuEq[1] g/t)	Tonnes (000s)	Grade		Contained Metal		Recoverable AuEq[1] (g/t)
		Gold (g/t)	Silver (g/t)	Gold (oz)	Silver (oz)
0.10	17,400	0.30	39.60	170,000	22,150,000	0.62
0.20	9,970	0.47	56.26	151,000	18,030,000	0.97
0.30	6,460	0.64	73.73	133,000	15,310,000	1.37
0.40	5,120	0.75	85.20	124,000	14,020,000	1.64
0.50	4,290	0.86	94.39	118,000	13,020,000	1.87
0.60	3,640	0.96	103.76	113,000	12,140,000	2.11
0.70	3,220	1.05	110.96	109,000	11,490,000	2.30
0.80	2,890	1.13	117.41	105,000	10,910,000	2.47
0.90	2,650	1.20	122.71	102,000	10,460,000	2.62
1.00	2,450	1.26	127.20	99,000	10,020,000	2.76

1 Note 1: Gold Equivalent or “AuEq” g/t is based on assumed metal prices of US$1420/oz gold and US$27/oz silver and estimated gold and silver recoveries for each block, using the following formula:

AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 27/1420)

Note 2: Columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (ozs)” and “Silver (ozs)” all relate to contained metal and are before metallurgical recoveries are applied.

Updated Open Pit Indicated Mineral Resource for the Carmen Deposit at Various Cut-off Grades
(within the April 2011 Conceptual Open Pit)

Cut-off Grade (Recoverable AuEq[1] g/t)	Tonnes (000s)	Grade		Contained Metal		Recoverable AuEq[1] (g/t)
		Gold (g/t)	Silver (g/t)	Gold (oz)	Silver (oz)
0.10	3,310	0.63	48.05	67,000	5,110,000	1.10
0.20	2,810	0.72	53.76	65,000	4,860,000	1.27
0.30	2,420	0.82	58.76	64,000	4,570,000	1.44
0.40	2,190	0.88	62.20	62,000	4,380,000	1.55
0.50	1,950	0.96	65.83	60,000	4,130,000	1.69
0.60	1,690	1.07	70.16	58,000	3,810,000	1.86
0.70	1,480	1.17	74.18	56,000	3,530,000	2.03
0.80	1,330	1.27	77.71	54,000	3,320,000	2.18
0.90	1,190	1.36	81.34	52,000	3,110,000	2.33
1.00	1,090	1.44	84.56	51,000	2,960,000	2.46

1Note 1: Gold Equivalent or “AuEq” g/t is based on assumed metal prices of US$1420/oz gold and US$27/oz silver and estimated gold and silver recoveries for each block, using the following formula:

AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 27/1420)

Note 2: Columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (ozs)” and “Silver (ozs)” all relate to contained metal and are before metallurgical recoveries are applied.

Updated Open Pit Measured + Indicated Mineral Resource for the Carmen Deposit at Various Cutoff Grades
(within the April 2011 Conceptual Open Pit)

Cut-off Grade (Recoverable AuEq[1] g/t)	Tonnes (000s)	Grade		Contained Metal		Recoverable AuEq[1] (g/t)
		Gold (g/t)	Silver (g/t)	Gold (oz)	Silver (oz)
0.10	20,710	0.36	40.95	237,000	27,260,000	0.70
0.20	12,780	0.53	55.71	216,000	22,890,000	1.04
0.30	8,880	0.69	69.66	197,000	19,880,000	1.39
0.40	7,300	0.79	78.32	186,000	18,400,000	1.61
0.50	6,240	0.89	85.49	178,000	17,150,000	1.81
0.60	5,330	1.00	93.12	171,000	15,950,000	2.03
0.70	4,700	1.09	99.36	165,000	15,020,000	2.21
0.80	4,220	1.17	104.93	159,000	14,230,000	2.38
0.90	3,840	1.25	109.86	154,000	13,570,000	2.53
1.00	3,540	1.32	114.08	150,000	12,980,000	2.67

1 Note 1: Gold Equivalent or “AuEq” g/t is based on assumed metal prices of US$1420/oz gold and US$27/oz silver and estimated gold and silver recoveries for each block, using the following formula:

AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 27/1420)

Note 2: Columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (ozs)” and “Silver (ozs)” all relate to contained metal and are before metallurgical recoveries are applied.

Updated Open Pit Inferred Mineral Resource for the Carmen Deposit at Various Cut-off Grades
(within the April 2011 Conceptual Open Pit)

Cut-off Grade (Recoverable AuEq[1] g/t)	Tonnes (000s)	Grade		Contained Metal		Recoverable AuEq[1] (g/t)
		Gold (g/t)	Silver (g/t)	Gold (oz)	Silver (oz)
0.10	1,070	0.56	36.72	19,300	1,263,000	0.89
0.20	950	0.62	39.56	18,900	1,208,000	0.98
0.30	830	0.69	42.58	18,400	1,136,000	1.09
0.40	720	0.76	45.44	17,600	1,052,000	1.20
0.50	620	0.84	48.18	16,700	960,000	1.32
0.60	540	0.91	50.82	15,800	882,000	1.44
0.70	470	0.99	53.56	14,900	809,000	1.56
0.80	400	1.08	56.38	13,900	725,000	1.69
0.90	350	1.17	59.26	13,100	667,000	1.83
1.00	300	1.26	61.81	12,100	596,000	1.96

1Note 1: Gold Equivalent or “AuEq” g/t is based on assumed metal prices of US$1420/oz gold and US$27/oz silver and estimated gold and silver recoveries for each block, using the following formula:

AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 27/1420)

Note 2: Columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (ozs)” and “Silver (ozs)” all relate to contained metal and are before metallurgical recoveries are applied.

APPENDIX III

Mineral Resource Sensitivity – Amenable to Underground Area

The underground updated mineral resource estimates at various cut-off grades are shown below:

Updated Indicated Underground Mineral Resource for the Carmen Deposit at Various Cut-off Grades
(Outside the April 2011 Conceptual Open Pit)

Cut-off Grade (Recoverable AuEq[1] g/t)	Tonnes (000s)	Grade		Contained Metal		Recoverable AuEq[1] (g/t)
		Gold (g/t)	Silver (g/t)	Gold (oz)	Silver (oz)
1.50	3,580	4.00	87.29	460,000	10,050,000	4.84
2.00	3,190	4.32	90.63	443,000	9,300,000	5.22
2.50	2,780	4.69	93.87	420,000	8,390,000	5.65
3.00	2,370	5.13	97.52	391,000	7,430,000	6.16
3.50	2,030	5.55	101.54	362,000	6,630,000	6.65
4.00	1,720	6.00	104.14	332,000	5,760,000	7.17

1Note 1: Gold Equivalent or “AuEq” g/t is based on assumed metal prices of US$1420/oz gold and US$27/oz silver and estimated gold and silver recoveries for each block, using the following formula:

AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 27/1420)

Note 2: Columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (ozs)” and “Silver (ozs)” all relate to contained metal and are before metallurgical recoveries are applied.

Updated Inferred Underground Mineral Resource for the Carmen Deposit at Various Cut-off Grades
(Outside the April 2011 Conceptual Open Pit)

Cut-off Grade (Recoverable AuEq[1] g/t)	Tonnes (000s)	Grade		Contained Metal		Recoverable AuEq[1] (g/t)
		Gold (g/t)	Silver (g/t)	Gold (oz)	Silver (oz)
1.50	2,220	4.00	53.73	286,000	3,840,000	4.44
2.00	2,020	4.26	53.98	277,000	3,510,000	4.71
2.50	1,794	4.56	54.21	263,000	3,130,000	5.02
3.00	1,530	4.94	54.80	243,000	2,700,000	5.41
3.50	1,191	5.56	56.03	213,000	2,150,000	6.03
4.00	949	6.16	55.21	188,000	1,690,000	6.61

1Note 1: Gold Equivalent or “AuEq” g/t is based on assumed metal prices of US$1420/oz gold and US$27/oz silver and estimated gold and silver recoveries for each block, using the following formula:

AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 27/1420)

Note 2: Columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (ozs)” and “Silver (ozs)” all relate to contained metal and are before metallurgical recoveries are applied.